

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 4, 2022

Mark Keating
Chief Financial Officer
NAAC Holdco, Inc.
13274 Fiji Way, Suite 600
Marina del Rey, California 90292

> **Re: NAAC Holdco, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 21, 2022**
> **File No. 333-263723**

Dear Mr. Keating:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2022 letter.

Registration Statement on Form S-4 filed March 21, 2022

Risk Factors
TeleSign's business could be adversely affected..., page 31

1. You state that you are exposed to supply chain risk in light of the conflict between Russia and Ukraine. Please disclose whether and how your business segments, products, lines of service, projects, or operations may be materially impacted by supply chain disruptions in light of the conflict between Russia and Ukraine. For example, discuss whether you have:
   • had to suspend the production, purchase, sale or maintenance of certain items;
   • experienced higher costs due to constrained capacity or increased commodity prices;
   • experienced surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

- been unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business, if material.

2. Please identify whether any export control restrictions and sanctions are applicable to your business and describe the impact on the company and investors.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 4 - Transaction Adjustments to Unaudited Pro forma Condensed Combined Statement of Operations for the Year Ended December 31, 2021, page 76

3. Please disclose the down round feature of the warrants and the pro forma financial statement impact, if all three down round conditions were met as of the closing of the business combination, including a volume weighted average price of $9.19 of the stock "during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination." If material, provide additional pro forma presentations which give effect to the range of possible results. Refer to Article 11-02(a)(10) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Telesign
Results of Operations for the Years Ended December 31, 2021 and 2020
Revenue, page 161

4. We note your response to comment 4 and your disclosure hereunder that the communication revenue increase was driven by price increases, and underlying unit volume growth in certain high cost geographies offset by volume declines in other lower cost geographies. Pursuant to the guidance in Item 303(b) of Regulation S-K, please identify the significant high cost and low cost geographies/ markets, the nature of the offerings, the reasons for the cost difference and any changes during the periods presented. In this regard, we note your disclosure on page 26.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ari Edelman